Exhibit 4.12

PERSONAL AND CONFIDENTIAL

December 3, 2020

Delivered via e-mail

Dear Bernard Lim:

Further to our recent discussions, we are pleased to offer you employment at Cardiol Therapeutics Inc. (the “Corporation”) as Chief Operating Officer on the following terms and conditions.

Once you have signed and returned this Agreement (defined below), it will constitute a binding agreement between you and the Corporation.

SECTION 1DEFINITIONS

1.1	For the purpose of the Agreement, the following words shall have the meanings set out below:
(a)	“Agreement” means this employment agreement and Schedules A to C as may be amended by the Parties (defined below) in writing from time to time.
(b)	“Board” means the board of directors of the Corporation.
(c)	“Confidential Information” has the meaning set forth in Section 7.1 hereof.
(d)

“Corporation Property” includes any and all proprietary technology, financial, operating and training information, all works of expression and any copyrights in such works, Developments (defined below), current or potential business contacts and contract development information, patentable inventions, discoveries or trade secrets, and any materials, tools, equipment, devices, records, files, data, tapes, computer programs, computer disks, software, communications, letters, proposals, memoranda, lists, drawings, blueprints, correspondence, specifications or any other documents or property belonging to Corporation.

(e)

“Developments” means any discovery, invention, industrial or artistic design, improvement, concept, specification, creation, treatment, computer program, method, process, apparatus, specimen, formula, formulation, product, hardware or firmware, any drawing, report, memorandum, article, letter, notebook and any other invention, work of authorship and ideas (whether or not patentable or copyrightable) and legally recognized proprietary rights (including, but not limited to, patents, copyrights, trademarks and service marks, topographies, know-how and trade secrets), possessory and ownership rights and interests of all kinds whatsoever, and all records and copies of records relating to the foregoing, that:

(i)	result or derive from your employment with Corporation or from your knowledge or use of Confidential Information;
(ii)	are conceived or made by you (individually or in collaboration with others) in the discharge of your duties hereunder;
(iii)	result from or derive from the use or application of the resources of Corporation; or

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(iv)	relate to the business operations or actual or demonstrably anticipated research and development by Corporation,

whether such Developments were created during your employment with Corporation or afterwards.  In respect of item (iv) above, Developments shall not include any Developments made more than two years following termination of your employment with Corporation.

(f)	“ESA” means Ontario Employment Standards Act, 2000.
(g)

“Law” means any Canadian or foreign federal, state, provincial or local statute, law, ordinance, decree, order, injunction, rule, directive, or regulation of any governmental authority, and includes rules and regulations of any regulatory or self-regulatory authority compliance with which is required by law, in each case, in force or effect on the date hereof or thereafter.

(h)	“Parties” means you and the Corporation.
(i)

“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, limited liability company, trust, trustee, executor, administrator or other legal personal representative, governmental authority or entity however designated or constituted; and pronouns when they refer to a Person shall have a similarly extended meaning.

(j)	“Term” has the meaning set forth in Section 2.2 hereof.

SECTION 2POSITION AND START DATE

2.1

You shall be employed on a full-time basis as Chief Operating Officer and shall report to the Chief Executive Officer, or whomever the Corporation may designate from time to time. Your duties shall include those set out at Schedule A. The Corporation may change your duties from time to time consistent with your position without having any effect upon any other term of the Agreement.

2.2

Your employment with the Corporation pursuant to the terms of this Agreement shall commence December 3, 2020 (the “Effective Date”) and will continue until the Agreement is terminated in accordance with the provisions of Section 4 hereof (the “Term”).

2.3

The Corporation has an accommodation process in place that provides accommodation for employees with disabilities. If you require accommodation because of a disability or specific medical need, please contact your manager.

SECTION 3COMPENSATION

3.1	Your annual compensation will be $240,000 payable in accordance with the Corporation’s regular payroll practices and less statutory deductions.
3.2

Subject to Board of Directors’ approval, you will receive 120,000 stock options (the “Options”) in accordance with the Terms and Conditions outlined in Schedule C. You will be eligible to participate in any management bonus program implemented at the Corporation during your employment, that is applicable to the other members of management of the Corporation

3.3

You shall be entitled, as of the Effective Date, to participate in the group benefits and insurance program made available to the Corporation’s employees generally, subject to your eligibility under the terms and

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conditions of the formal policies and insurance plan documents (as may be amended from time to time).  The Corporation reserves the right to amend the group benefits and insurance program that are provided at any time, which may include the discontinuance of certain benefits. You shall not have any right to compensation as a consequence of any such amendment or discontinuance.

3.4

You will be entitled to four (4) weeks vacation. Vacation shall be accrued and scheduled on a calendar basis (pro-rated for the first year of employment), in accordance with Corporation’s policy and procedure.  You will be provided with no less than the minimum vacation time and pay, as required by the ESA, to be taken during the Corporation’s vacation year.  Any unused vacation beyond your allowance pursuant to the ESA may not be carried over into the next year without specific written authorization from the Corporation. You will have the option to take additional unpaid vacation subject to mutual agreement with the Corporation. Such agreement by the Corporation shall not be withheld unreasonably.

3.5

The Corporation shall reimburse you for all reasonable entertainment and travel expenses actually and properly incurred by you in the performance of your duties under the Agreement, such reimbursement to be made in accordance with, and subject to, the policies of the Corporation from time to time. You will be required to keep proper accounts and to furnish invoices and/or other supporting documents to the Corporation within sixty (60) days of incurring the expense, failing which you will not receive reimbursement. Any expenditure over one thousand dollars ($1000.00) requires prior written authorization.

SECTION 4TERMINATION

Resignation

4.1

You may resign your employment with the Corporation at any time upon providing two (2) weeks prior written notice (the “Resignation Notice Period”). In the event the Corporation does not wish to employ you until the expiry of the Resignation Notice Period, the Corporation may, at its sole discretion, waive in whole or in part its decision to continue to employ by providing payment in lieu until the expiry of the Resignation Notice Period. The Corporation will also provide you any accrued and outstanding salary and vacation pay.

Termination For Cause

4.2

The Corporation may terminate your employment at any time for just cause pursuant to the ESA without payment of any kind, including notice of termination or payment in lieu thereof, or severance pay, if applicable, save and except accrued and outstanding salary and vacation pay.

Termination Without Cause

4.3	The Corporation may terminate your employment in its sole discretion for any reason whatsoever without cause by providing you the greater of:
(a)

during your initial year of employment, three months’ notice of termination, or payment in lieu thereof, or a combination of both, and, thereafter, for each additional year of employment, an additional one months’ notice of termination, or payment in lieu thereof, or a combination of both, up to a maximum of six months’ notice of termination, or payment in lieu thereof, or a combination of both; or

(b)	notice of termination, or payment in lieu thereof, or a combination of both, and severance pay, if applicable, pursuant to the ESA.

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In addition, the Corporation will continue to pay its share of your benefits, if any, for the duration of the notice of termination period, pursuant to the ESA. The Corporation will also provide you any accrued and outstanding salary and vacation pay.

4.4

You agree that such notice is fair and reasonable and further acknowledge that you understand and agree that such payments are the only monies and benefits owing by the Corporation to you for notice of termination, or pay in lieu thereof, and/or severance pay, if applicable, of any kind. For clarity, you acknowledge and understand that you shall not receive any monies, payments or entitlements of any kind whatsoever for reasonable notice at common law.

In addition, the Corporation will continue to pay its share of your benefits, if any, for the duration of the notice of termination period, pursuant to the ESA. The Corporation will also provide you any accrued and outstanding salary and vacation pay. You agree that such notice is fair and reasonable and further acknowledge that you understand and agree that such payments are the only monies owing by the Corporation to you for notice of termination, or pay in lieu thereof, and/or severance pay, if applicable, of any kind. For clarity, you acknowledge and understand that you shall not receive any monies, payments or entitlements of any kind whatsoever for reasonable notice at common law. In order to process and pay any payment in excess of your entitlements under the ESA, you shall deliver a signed release in a form provided and in favour of the Corporation. You agree that you shall sign a release in a form provided and in favour of the Corporation.

Resignation as Officer and Director

4.5

Upon termination of your employment, for any reason, you shall, as and when requested by the Corporation, resign as an officer and director of the Corporation (as and when applicable) and of any other affiliates or related companies, for no further compensation or remuneration.

Return of the Corporation Property

4.6

You further acknowledge and agree that pursuant to the terms of the Agreement, you will acquire the Corporation Property which is and shall remain the sole and exclusive property of the Corporation. Immediately upon the termination of your employment for any reason, all the Corporation Property in your possession or control shall be delivered by you to the Corporation immediately and any Confidential Information of which you came into possession of, that is stored or saved on any home or other computer system, network, server or personal digital assistant (including any iPad, cell phone and the “cloud”) that does not belong to the Corporation shall be permanently deleted and purged by you therefrom immediately and you shall provide the Corporation with satisfactory evidence thereof.  You shall also provide to the Corporation all passwords and pass codes used by you in the performance of your employment with the Corporation.

Co-operation and Assistance with Regulatory and Litigation Matters

4.7

You agree that following the termination of your employment, for any reason, you will cooperate with and assist the Corporation and its affiliates in connection with any investigation, regulatory matter, legal dispute, lawsuit or arbitration in which the Corporation or any of its affiliates is a subject, target or party and as to which you may have pertinent information.  You agree that you will make yourself reasonably available, relative to your other commitments, for preparation for hearings, proceedings or litigation and for attendance at any pre-trial discoveries and trials.  The Corporation agrees to make every reasonable effort to provide you with reasonable notice and reasonably compensate you for your time in the event your participation is required.  You further agree to perform all acts and execute any and all documents that may be necessary to carry out your obligations under s. 4.9 hereof.

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SECTION 5NON-SOLICITATION

5.1

You covenant with the Corporation that for so long as you employed by the Corporation pursuant to the terms and conditions of this Agreement and for a period of twelve (12) months thereafter, you will not hire any employees, consultants or other agents of the Corporation or induce or attempt to induce any employees, consultants or other agents of the Corporation to leave his or her employment, consultant or other agent arrangements or contact any customers of the Corporation for the purpose of selling to those customers any products or services which are the same as or substantially similar to, or competitive with, the products or services sold by the Corporation.

SECTION 6NON-COMPETITION

6.1

You shall not, during your employment with the Corporation and for a period of six (6) months immediately thereafter, for any reason, on your own behalf or on behalf of or in connection with any Person, directly or indirectly, in any capacity whatsoever, alone, through or in connection with any Person, carry on, participate in or be engaged in or have any financial or other interest in or be otherwise commercially involved in  business competitive with the Corporation in the Province of Ontario.

SECTION 7INTELLECTUAL PROPERTY

7.1

All Developments will be the exclusive property of the Corporation and the Corporation will have sole discretion to deal with Developments. You agree that no rights, including without limitation in intellectual property rights, in the Developments are or will be retained by you. You acknowledge that all works created during the Term by you for the Corporation are works in respect of which the Corporation is the “first owner” for copyright purposes and in respect of which all copyright will vest in the Corporation. In consideration of the benefits and consideration to be received by you under the Agreement, you hereby irrevocably transfers and assigns, and agree in the future to transfer and assign, all right, title and interest in and to the Developments and further irrevocably transfers and assigns, and agrees in the future to transfer and assign all intellectual property rights in respect of the Developments including, without limitation, all rights in respect of patents, copyrights, industrial designs, circuit topographies and trademarks, and any goodwill associated therewith in Canada, the United States and worldwide to the Corporation and you will hold all the benefits of the rights title and interest mentioned above in trust for the Corporation prior to the assignment to the Corporation.

7.2

You hereby irrevocably waive and agree to waive in the future all moral rights that you may have now or in the future with respect to the Developments, in any applicable jurisdiction, or at common law or otherwise, including, without limitation, any rights you may have to have your name associated (or not associated) with the Developments and any rights you may have to prevent the alteration, translation or destruction of the Developments, and any rights you may have to control the use of the Developments in association with any product, service, cause or institution. You agree that this waiver may be invoked by the Corporation, and by any of its authorized agents or assignees, in respect of any or all of the Developments.  You agree that such waiver (and agreement to waive) is total and complete, and is effective in respect of all Persons worldwide, and that the Corporation may assign the benefit of this waiver to any Person.

7.3

You will keep complete, accurate and authentic notes, reference materials, data and records of all Developments in the manner and form requested by the Corporation. All these materials will be confidential information upon their creation.

7.4

You shall specify at Schedule B, all pre-existing developments, not assigned to the Corporation, and created prior to the Term in which you have any right, title or interest. If no such specification is made on Schedule

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B, or if you write “none” or similar designation thereon, you shall be conclusively deemed not to have any such developments.

7.5

You hereby irrevocably waive and agree to waive in the future all moral rights that you may have now or in the future with respect to the Developments, in any applicable jurisdiction, or at common law or otherwise, including, without limitation, any rights you may have to have your name associated (or not associated) with the Developments and any rights you may have to prevent the alteration, translation or destruction of the Developments, and any rights you may have to control the use of the Developments in association with any product, service, cause or institution. You agree that this waiver may be invoked by the Corporation, and by any of its authorized agents or assignees, in respect of any or all of the Developments.  You agree that such waiver (and agreement to waive) is total and complete, and is effective in respect of all Persons worldwide, and that the Corporation may assign the benefit of this waiver to any Person.

7.6	You will do all further things that may be reasonably necessary or desirable in order to give full effect to this Agreement including, without limitation:
(a)

assisting in making patent applications for the Developments, including providing information and assistance to lawyers and/or patent agents as to the characteristics of the Developments created by You (whether individually or in conjunction with others)  in sufficient detail to enable the preparation of a suitable patent specification, to execute all formal documentation incidental to an application for letters patent (including powers of attorney) and to execute assignment documents in favour of the Corporation for such applications;

(b)	assisting in making applications for all other forms of intellectual property registration relating to the Developments;
(c)	assisting in prosecuting and maintaining the patent applications and other intellectual property relating to the Developments; and
(d)	assisting in registering, maintaining and enforcing the patents and other intellectual property registrations relating to the Developments,

whether during, or following your employment with the Corporation.

7.7

If your cooperation is required in order for the Corporation to obtain or enforce legal protection of the Developments following the termination of your employment, you shall be reimbursed for any reasonable costs associated in so doing.

SECTION 8CONFIDENTIALITY AND NON-DISPARAGEMENT

8.1

You covenant to keep in strictest confidence, and shall not disclose and shall not use (other than for purposes of performing duties as an employee, consultant, director or officer of the Corporation) any non-public information pertaining to or concerning the Corporation including, without limitation, all financial information, all supplier and customer lists, all non-public intellectual property, including trade secrets, unfiled trademarks, unfiled patent applications, patent applications that have been filed but not opened for public inspection, technical expertise and know how, and all other information not generally known outside the Corporation (collectively, “Confidential Information”); provided, however, that Confidential Information does not include information which:

(a)	was already in, or enters into, the public domain, through no breach hereof by you;

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(b)	is required to be disclosed pursuant to applicable Laws, provided that such party has first given written notice to the Corporation that it intends to disclose such information;
(c)	is required to be disclosed in any arbitration or legal proceeding, provided that such party has first given written notice to the Corporation that it intends to disclose such information; or
(d)	has been authorized by the Board to be disclosed by you.
8.2

You covenant with the Corporation that for so long as you are employed pursuant to the terms and conditions of this Agreement and for a period of one year thereafter, you will not undertake any harassing or disparaging conduct directed at the Corporation, and you shall refrain from making any negative or derogatory statements concerning the Corporation publicly, including through any online or social media.

8.3

You further recognize that any information concerning the officers, employees, clients, and other individuals about whom the Corporation holds information may be subject to the requirements of the Personal Information Protection and Electronic Documents Act, 2000, the Corporation’s privacy policies (as amended), and such other Laws governing privacy and you hereby agree to abide by such terms.  You hereby consent to the collection, use and disclosure of your personal information, as may be required from time to time, for purposes relating to your employment with the Corporation, this Agreement and to facilitate and promote the performance of your duties.

SECTION 9AUTHORIZATION TO DEDUCT PAYMENTS FROM WAGES

9.1

As you are aware, the Corporation has provided you with the following Corporation Property for your use in the performance of your duties. Should you fail to return the below-noted items within seven (7) business days following the termination of your employment, you hereby authorize and permit the Corporation to deduct the cost of the items set out below from your final pay.

Item	Cost
Office access keycard	$35.00
Logitech WebCam	$169.99

9.2	Any lost or stolen items must be reported to head office immediately as each item under your control is also your responsibility. Losses or theft can be reported to the Director of Finance.

SECTION 10GENERAL

10.1

The Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.  By way of the Agreement, both you and the Corporation attorn to the jurisdiction of the courts of Ontario with respect to any matter arising hereunder or pursuant to your employment.

10.2

If any term or other provision of the Agreement is determined to be invalid, illegal or incapable of being enforced for any reason, all other terms and provisions of the Agreement shall nevertheless remain in full force and effect.

10.3

The Agreement contains the entire agreement between you and the Corporation. There are no other agreements, understandings, representations or warranties, collateral, oral or otherwise. You agree that you read the entire Agreement and understand its contents.

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10.4

You acknowledge and agree that you had an opportunity to obtain your own independent legal and financial advice with respect to the Agreement and that you are fully aware of the nature of your rights and obligations hereunder.

10.5	You acknowledge that you received adequate consideration for the obligations set out under the Agreement.
10.6	The Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument.

We look forward to your involvement with the Corporation and to a rewarding career with us.

Yours truly,

Cardiol Therapeutics Inc.

Per:	/s/ David Elsley
	Name:	David Elsley
	Title:	President & CEO

ACKNOWLEDGED AND AGREED THIS           3            DAY OF                   December                , 2020 BY:

/s/ Bernard Lim
Bernard Lim